901 W. Walnut Hill Lane, Suite 110A
Irving, Texas 75038

May 14, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	RumbleOn, Inc.
Registration Statement on Form S-3
File No. 333-287116

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, RumbleOn, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-287116), so that it may become effective at 4:30 p.m. Eastern time on May 16, 2025 or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff.

Please contact Bryan D. Flannery of Akin Gump Strauss Hauer & Feld LLP, counsel to the Registrant, at (713) 250-3579, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

By:	/s/ Melissa Bengtson
Name:	Melissa Bengtson
Title:	Chief Legal Officer

cc:	Bryan D. Flannery, Akin Gump Strauss Hauer & Feld LLP
Kerry E. Berchem, Akin Gump Strauss Hauer & Feld LLP